Michael S. Krome, Esq.

Attorney-at-Law

8 Teak Court

Lake Grove, New York  11755

Tel.:

(631) 737-8381

Fax:

(631) 737-8382

email:

michael@kromelaw.com

Cheryl A. Krome

Ronald Krome

Legal Assistants

July 24, 2008

Larry Spirgel, Esq., Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Reference:

Skreem Records Corp.

Information Statement on Schedule 14C

Filed:

June 9, 2008

File No. 333-148697

Dear Mr. Spurgel:

             Enclosed herewith for filing on behalf of Skreem Records Corp. (the “Company”), please find the Company’s Amendment No. 2 to its Information Statement on Schedule 14C, marked to show the changes to the Company’s Information Schedule on Schedule 14C, as filed with the Securities and Exchange Commission on June 9, 2008 and July 16, 2008.

We received your letter of July 22, 2008, containing comments prepared by the Staff of the Division of Corporation Finance of the Securities and Exchange Commissions, which pertain to the Information Schedule on Schedule 14C, and we hereby submit the following responses to the numbered comments.

General

1.

We note your response to comment one in our comment letter dated July 1, 2008.  Although you have indicated the result of the spin-off, you have not described why you are doing so.  Please expand your disclosure to discuss the proposed acquisition by the company of the contracts held by Skreem Entertainment Corp and the future business activities of Skreem Studios Inc.  Discuss why having two separate companies is more beneficial than having one.  Such discussion should focus on the differences in how each company will be operated, managed and capitalized following the spin-off.  We note that both Skreem Records Corp and Insight Management Corporation will have identical management.

We have inserted the following into the disclosure, on page 2:

“It has been determined that it would be in the shareholders interest to operate as two separate companies.  The remaining company would concentrate on managing the recording contracts it already possesses and with a potential to acquire other music and recording contracts.  By splitting off the recording studio into a separate company, it will allow Skreem Studios Inc. to concentrate on the business of recording music from artists, from Insight Management Corp, and as well as other artists from other companies that would not want to use a studio from a competitor, and will also allow each company to independently seek potential investors.  Skreem Studios, Inc. will also utilizing the Studio for teaching purposes, such as opening a School of Audio.

Initially both companies will have the same management.  It is anticipated that management will only remain the same for a short periods of time, until other members of the Board of Directors and Executive Officers are requited for each separate company.”

2.

Please note that an authorized company representative must provide the representations contained at the end of our comment letter dated July 1, 2008.

Please submit on EDGAR a separate letter from the company providing the required representations.

The appropriate Tandy representations, contained on a separate letter from the Company are annexed to the end of this response letter.

Principal Stockholders, page 3

3.

We note your response to comment two in our comment letter dated July 1, 2008.  However, there are a number of instances in the information statement in which the disclosure appears to contradict your statement that the ownership of your principal shareholders will not change as a result of the proposed actions. For example:

• On page 5, “[b]ecause there may be a substantial number of shareholders that have the total number of shares rounded up to the next whole share, the effect on the majority shareholders may he to reduce the total percentages they own of the Company's stock;

• On page 5, “[a]s a result of the 1 new share for 10 old shares reverse stock split, with special treatment to preserve round lot stockholders, our largest stocholders will own a substantially lesser percentage of the Corporation’s voting securities.”

We have amended the two sections as follows:

“While it is expected that the ownership of the principal shareholders will not change significantly, because there may be a number of shareholders that have the total number of shares in their name rounded up to the next whole share, the effect on the majority shareholders may be to reduce the total percentages they own of the Company’s stock.”

and

“The number of stockholders will remain unchanged as a result of the reverse split.  As a result of the 1 new share for 10 old shares reverse stock split, with special treatment to preserve round lot stockholders, the effect on the majority shareholders may be to reduce the total percentages they own of the Company’s stock.”

Reverse Stock Split

Background and Purpose of the Reverse Split, page 5

4.

We note your response to comment three in our comment letter dated July I, 2008.  In light of your response, it appears that the reference to an “Acquisition Agreement” on page 5 is incorrect.  Please remove.  In addition, please disclose, in a table or other similar format, the number of shares of your common stock that will be: (i) issued and outstanding; (ii) reserved or available for issuance; and (iii) authorized but unissued, as a result of the reverse stock split.

We have inserted the following chart into the Information Statement”

“Shares issued and

Shares issued after

Shares reserved or

outstanding Prior to reverse

effectiveness of Reverse Split

available for issue

30,543,700

3,054,370

46,945,630”

5.

We note your response to comment four in our comment letter dated July 1, 2008 and are unable to locate the revised disclosure.  Please revise your disclosure as appropriate in response to our comment.

The following was inserted into the disclosure:

“When the fractional shares are rounded up to the nearest whole share, it will cause those shareholders with the fractional shares to then have  a slightly larger percentage of the total issued and outstanding shares than as prior to the reverse split.  Because these shareholders will slightly increase their percentage of ownership, the percentage of ownership of the largest shareholders will slightly decrease.  As an example if a shareholder owns a number of shares that is not evenly divisible by 10, they will end up with a fractions share.  That means if shareholder A had 45 shares prior to the reverse, they would have 4.5 shares after the effectiveness of the reverse split.  The fractional share would then be rounded up to the nearest share, leaving shareholder A with 5 shares instead of 4.5.”

6.

We note your response to comment five in our comment letter dated July 1, 2008.   Please expand your disclosure to confirm that, as required by Staff Legal Bulletin No. 4 (September 16, 1997), a registration statement under the Exchange Act will be filed with the Commission and declared effective prior to the distribution of the shares of Skreem Studios Inc. to shareholders of the company.  Also, please note that information statements filed under Regulation 14C are not declared effective and therefore do not have an effective date. Revise your disclosure as appropriate.

We have revised the disclosure as follows:

“It is the intention of the Company to file a Form 10 registration statement under the Exchange Act will be filed with the Securities and Exchange Commission and declared effective prior to the distribution of the shares of Skreem Studios Inc. to shareholders of the company.  Said registration statement will be filed as soon as practicable after the this Information Statement is sent to the shareholders of the Company, but is expected to be no earlier than 45 days thereafter.”

Additional Information., page 12

7.

We note your response to comment six in our comment letter dated July 1, 2008.   Please revise your disclosure to include your quarterly report on Form 1O-Q for the quarter ended March 31, 2008 within the documents that are being mailed to shareholders together with the information statement.

We have updated the list of documents that are being mailed to the shareholders together with the information statement.

This letter responds to all comments contained in your letter of July 22, 2008.  We are requesting that your office expedite the review of this amendment as much as possible.

If you have any questions, please do not hesitate to call me at 631-737-8381.

Very truly yours,

Michael S. Krome

cc:

Skreem Records Corp.

Skreem Records Corp.

11637 Orpington Street

Orlando, Florida 32817

(407) 207-0400

July 24, 2008

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549-0405

Reference:

Skreem Records Corp.

Information Statement on Schedule 14C

File No. 333-148697

Dear Sir or Madam:

Notwithstanding, the comments of the Commission, we acknowledge that:

▪

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing

▪

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

▪

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding instituted by the Commission or any person under the federal securities laws of the United States.

Thank you very much.

Very truly yours,

/s/ Tony Harrison
Tony Harrison
Chief Executive Officer, President